EXHIBIT 99.15




                               BANRO CORPORATION
                       Suite 7070, 1 First Canadian Place
                              100 King Street West
                            Toronto, Ontario M5X 1E3

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

     NOTICE  IS  HEREBY  GIVEN  THAT  a  special   meeting  (the  "Meeting")  of
shareholders of Banro Corporation (the "Corporation") will be held at the offices of Macleod Dixon LLP, BCE Place, Canada Trust Tower, Suite 3900, 161 Bay Street, Toronto, Ontario on Monday, the 8th day of March, 2004 at the hour of nine o'clock in the forenoon (Toronto time), for the following purposes:

(1)  To elect Mr. Simon Village as a director of the Corporation;

(2) To consider and, if thought advisable, to approve, confirm and ratify by means of an ordinary resolution, an amendment to the Corporation's stock option plan (the "Plan") to increase by 700,000 the maximum number of common shares of the Corporation that may be issued pursuant to the exercise of stock options granted under the Plan;

(3) To consider and, if thought advisable, to authorize by means of a special resolution, the continuance of the Corporation under the Canada Business Corporations Act (the "Continuance"); and

(4) To transact such other business as properly may be brought before the Meeting or any adjournment or adjournments thereof.

     The specific details of the matters to be put before the Meeting as identified above are set forth in the management information circular of the Corporation (the "Circular") accompanying and forming part of this Notice. This Notice and the accompanying Circular have been sent to each director of the Corporation, each shareholder of the Corporation entitled to notice of the Meeting and the auditors of the Corporation. Shareholders who are unable to attend the Meeting in person are requested to sign and return the enclosed form of proxy to the Corporation c/o Equity Transfer Services Inc., Richmond Adelaide Centre, Suite 420, 120 Adelaide Street West, Toronto, Ontario, M5H 4C3.

     Pursuant to section 185 of the Ontario Business Corporations Act, a shareholder is entitled to dissent in respect of the special resolution to authorize the proposed Continuance and, if the Continuance is effected, to be paid by the Corporation the fair value of his or her shares of the Corporation, as described in the accompanying Circular.

     DATED at Toronto, Ontario this 9th day of February, 2004.

                                        BY ORDER OF THE BOARD

                                        (signed)

                                        Arnold T. Kondrat
                                        President


NOTE:The directors have fixed the hour of 4:00 p.m. (Toronto time) on the 5th day of March, 2004 before which time the instrument of proxy to be used at the Meeting must be deposited with the Corporation c/o Equity Transfer Services Inc., Richmond Adelaide Centre, Suite 420, 120 Adelaide Street West, Toronto, Ontario, M5H 4C3, provided that a proxy may be delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time for voting.


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                               BANRO CORPORATION

                         MANAGEMENT INFORMATION CIRCULAR


                             SOLICITATION OF PROXIES


     This management information circular (the "Circular") is furnished in connection with the solicitation of proxies by the management of BANRO CORPORATION (the "Corporation") for use at the special meeting of shareholders of the Corporation (the "Meeting") to be held at the time and place and for the purposes set forth in the attached notice of special meeting of shareholders (the "Notice"). It is expected that the solicitation will be by mail primarily, but proxies may also be solicited personally by the management of the Corporation. The cost of such solicitation will be borne by the Corporation.

                 APPOINTMENT, REVOCATION AND DEPOSIT OF PROXIES

     The persons named in the enclosed form of proxy are officers of the Corporation.

     A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM OR HER AND ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED IN THE FORM OF PROXY AND BY INSERTING IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE THE NAME OF THE DESIRED PERSON OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED PROXY TO THE CORPORATION C/O EQUITY TRANSFER SERVICES INC., RICHMOND ADELAIDE CENTRE, SUITE 420, 120 ADELAIDE STREET WEST, TORONTO, ONTARIO, M5H 4C3, AT ANY TIME PRIOR TO 4:00 P.M. (TORONTO TIME) ON THE 5TH DAY OF MARCH, 2004.

     A shareholder forwarding the enclosed form of proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

     A shareholder who has given a proxy may revoke it at any time in so far as it has not been exercised. A proxy may be revoked, as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation at any time prior to 4:00 p.m. (Toronto time) on the last business day preceding the day of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits the proxy is revoked. A proxy may also be revoked in any other manner permitted by law. The Corporation's registered office is located at Suite 7070, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E3.


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                                       2


             MANNER OF VOTING AND EXERCISE OF DISCRETION BY PROXIES

     The persons named in the enclosed form of proxy will vote or withhold from voting the common shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such common shares will be voted FOR each of the matters identified in the Notice and described in this Circular.

     The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice, and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice.

                      VOTING BY NON-REGISTERED SHAREHOLDERS

     Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, common shares owned by a person (a "non-registered holder") are registered either (a) in the name of an intermediary (an "Intermediary") that the non-registered holder deals with in respect of the common shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered savings plans, registered retirement income funds, registered education savings plans and similar plans), or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of this Circular and the accompanying Notice together with the form of proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to non-registered holders of common shares.

     Intermediaries are required to forward the Meeting Materials to non-registered holders. Very often, Intermediaries will use service companies to forward the Meeting Materials to non-registered holders. Generally, non-registered holders who have not waived the right to receive Meeting Materials will either:

a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number and class of securities beneficially owned by the non-registered holder but which is not otherwise completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the non-registered holder when submitting the proxy. In this case, the non-registered holder who wishes to vote by proxy should otherwise properly complete the form of proxy and deliver it as specified; or

b) be given a form of proxy which is not signed by the Intermediary and which, when properly completed and signed by the non-registered holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "Voting Instruction Form") which the Intermediary must follow. Typically, the non-registered holder will also be given a page of instructions which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a Voting Instruction Form, the non-registered holder must remove the label from the instructions and affix it to the Voting Instruction Form, properly complete and sign the Voting Instruction Form and submit it to the Intermediary or its services company in accordance with the instructions of the Intermediary or its service company.


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                                       3


In either case, the purpose of this procedure is to permit non-registered holders to direct the voting of the common shares they beneficially own. Should a non-registered holder who receives either form of proxy wish to vote at the Meeting in person, the non-registered holder should strike out the persons named in the form of proxy and insert the non-registered holder's name in the blank space provided. Non-registered holders should carefully follow the instructions of their Intermediary including those regarding when and where the form of proxy or Voting Instruction Form is to be delivered.

                 VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

     The authorized share capital of the Corporation consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As of the date of this Circular, an aggregate of 11,082,844 common shares of the Corporation and no preference shares of the Corporation were issued and outstanding. Each common share entitles the holder thereof to one vote at all meetings of shareholders of the Corporation, except for meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series.

     All shareholders of record at the close of business on February 6, 2004 will be entitled either to attend and vote at the Meeting in person the shares held by them or, provided a completed and executed proxy shall have been delivered to the Corporation as described above, to attend and vote thereat by proxy the shares held by them. However, if a shareholder has transferred any shares after February 6, 2004 and the transferee of such shares establishes ownership thereof and makes a written demand, not later than ten days before the Meeting, to be included in the list of shareholders entitled to vote at the Meeting, the transferee will be entitled to vote such shares.

     As of the date of this Circular, the only person or company who, to the knowledge of the directors and senior officers of the Corporation, beneficially owns, directly or indirectly, or exercises control or direction over more than ten percent (10%) of the issued and outstanding common shares of the Corporation is as follows:

                                    Number of             Total of
           Name                   Common Shares         Common Shares
           ----                   -------------         -------------

           Arnold T. Kondrat(1)     1,595,299               14.39%

----------

(1) Mr. Kondrat is Chief Executive Officer, President, Executive Vice President and a director of the Corporation.

                                    CURRENCY

     As the Corporation's financial statements are prepared in United States dollars, all dollar amounts referred to in this Circular are expressed in United States dollars unless otherwise indicated.

                              ELECTION OF DIRECTOR

     The Corporation is currently governed by the Ontario Business Corporations Act which provides that the board of directors of the Corporation (the "Board") may not, between meetings of shareholders of the Corporation, appoint an additional director if, after such appointment, the total number of directors would be greater than one and one-third times the number of directors required to have been elected at the last annual meeting of shareholders of the


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                                       4


Corporation. Five directors were elected at the last annual meeting of shareholders of the Corporation, which was held on October 3, 2003. Since that shareholders' meeting, the Board has appointed a sixth director to the Board. The Corporation now wishes to add Mr. Simon Village as the seventh member of the Board. However, as a result of the said restriction on the number of additional directors that may be appointed by the Board between meetings of shareholders, Mr. Village must be elected a director by shareholders, rather than appointed by the Board.

     Shareholders will therefore be asked at the Meeting to elect Mr. Village as a director of the Corporation. Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the election of Mr. Village. If elected, Mr. Village will hold office until the close of the first annual meeting of shareholders of the Corporation following the Meeting unless his office is earlier vacated in accordance with the by-laws of the Corporation.

     Mr. Village has advised the Corporation that (a) his municipality of residence is Kent, United Kingdom, (b) he presently does not beneficially own, directly or indirectly, or exercise control or direction over, any common shares of the Corporation (however, a trust the beneficiaries of which are Mr.
Village's children, controls 20,000 common shares of the Corporation), and (c) his principal occupations during the last five years are as follows: from September 2002 to the present, Managing Director, Gold Investment Services, of the World Gold Council (an international marketing organization for the gold industry formed and funded by the world's leading gold mining companies); from September 2000 to September 2002, Managing Director in charge of the South African securities business of HSBC (James Capel) (an investment dealer); and, prior to September 2000, a gold mining analyst with HSBC (James Capel).

                         AMENDMENT TO STOCK OPTION PLAN

     The   Corporation's   stock  option  plan  (the  "Plan")  was  approved  by
shareholders of the Corporation at the annual and special meeting of shareholders held on December 12, 2000, and an amendment to the Plan was approved by shareholders of the Corporation at the annual and special meeting of shareholders held on October 3, 2003. There are currently outstanding under the Plan stock options to purchase 1,126,500 common shares of the Corporation ("Shares") and, to date, stock options to purchase 485,000 Shares have been exercised under the Plan. Prior to the amendment described in the next sentence, the terms of the Plan provided that the maximum number (the "Maximum Number") of additional stock options that could still be granted under the Plan was stock options to purchase 288,500 Shares. The Board, by resolution dated effective
February 9, 2004, approved, subject to and conditional upon receipt of shareholder approval and the approval of the TSX Venture Exchange, an amendment to the Plan to increase the Maximum Number by 700,000 to stock options to purchase 988,500 Shares. Therefore, assuming receipt of the required approvals for the said amendment to the Plan, the aggregate number of Shares issuable pursuant to the exercise of stock options currently outstanding (1,126,500) or which may in the future be granted under the Plan (988,500) is 2,115,000.

     Shareholders of the Corporation will be asked at the Meeting to consider and, if thought advisable, to approve, confirm and ratify by means of an ordinary resolution, the said amendment to the Plan. The resolution shareholders will be asked to approve is as follows:

     WHEREAS there are currently outstanding under the Corporation's stock option plan (the "Plan") stock options to purchase 1,126,500 common shares of the Corporation ("Shares") and, to date, stock options to purchase 485,000 Shares have been exercised under the Plan;


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                                       5


     AND WHEREAS prior to the amendment to the Plan described in the next recital, the terms of the Plan provided that the maximum number (the
     "Maximum Number") of additional stock options that could still be granted under the Plan was stock options to purchase 288,500 Shares;

     AND WHEREAS the board of directors of the Corporation, by resolution dated effective February 9, 2004, approved, subject to and conditional upon receipt of shareholder approval and the approval of the TSX Venture Exchange, an amendment (the "Amendment") to the Plan to increase the Maximum Number by 700,000 to stock options to purchase 988,500 Shares;

     AND WHEREAS shareholders of the Corporation wish to approve, confirm and ratify the Amendment pursuant hereto;

     NOW THEREFORE BE IT RESOLVED THAT:

1.   the Amendment be and is hereby approved, confirmed and ratified; and

2. any one director or officer of the Corporation be and is hereby authorized and directed to execute and deliver on behalf of the Corporation all such documents and instruments and to do all such other acts and things as in his opinion may be necessary or desirable in connection with the foregoing.

     To be approved, the above resolution must be passed by a majority of the votes cast by shareholders at the Meeting in respect of this resolution, other than votes attaching to Shares beneficially owned by insiders of the Corporation to whom stock options may be granted under the Plan ("Insiders") and associates of such Insiders(1). Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the resolution.

----------

(1) Based on information furnished to the Corporation by Insiders, the number of votes attaching to Shares beneficially owned by Insiders and Insiders' associates is 1,699,631 in the aggregate.

                         CONTINUANCE OF THE CORPORATION

     The Corporation is currently governed by the Ontario Business Corporations Act (the "OBCA"). Under the OBCA, a majority of the directors of every corporation (other than a "non-resident corporation" which the Corporation is not) must be resident Canadians. The Canada Business Corporations Act (the "CBCA") provides that only 25% of the directors of a corporation must be resident Canadians (subject to certain exceptions which would not apply to the Corporation) (the "CBCA Residency Rule"). Both the OBCA and the CBCA permit a corporation governed by the OBCA to be continued as a corporation under the CBCA. Management of the Corporation believes that the interests of the Corporation will be better served if the Corporation is continued under the CBCA, thereby making the CBCA Residency Rule available to the Corporation which, in turn, will provide the Corporation with greater flexibility in attracting experienced directors of any nationality to serve the Corporation.

     The OBCA provides that an application to continue a corporation in another jurisdiction must be authorized by a special resolution of shareholders. Shareholders of the Corporation will therefore be asked at the Meeting to consider and, if thought advisable, to authorize by means of a special resolution (the "Continuance Resolution"), the making of an application by the Corporation to the Director under the CBCA for a certificate of continuance continuing the Corporation under the CBCA (the "Continuance"). To be effective, the Continuance Resolution, the text of which is attached to this Circular as


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                                       6


Schedule "A", must be passed by at least two-thirds of the votes cast by shareholders at the Meeting in respect of the Continuance Resolution. Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the Continuance Resolution.

     The effect of the Continuance would be that the Corporation would become a corporation to which the CBCA applies, the OBCA would no longer apply to the Corporation and the Corporation's articles of continuance (see Schedule "A" to this Circular) would be deemed to be the Corporation's articles of incorporation. When a body corporate is continued as a corporation under the CBCA, the property of the body corporate continues to be the property of the corporation and the corporation continues to be liable for the obligations of the body corporate. The CBCA also provides that a share of a body corporate issued before the body corporate was continued under the CBCA is deemed to have been issued in compliance with the CBCA, and continuance under the CBCA does not deprive a holder of any right or privilege that the holder claims under an issued share.

     Should the Continuance Resolution be approved, it is expected that application will be made for a certificate of continuance shortly following the Meeting. The Continuance Resolution provides, however, that the directors of the Corporation may determine not to implement the Continuance at any time prior to the issuance of the certificate of continuance, without further action on the part of the Corporation's shareholders. Shareholders are entitled to dissent from the Continuance Resolution. See "Rights of Dissenting Shareholders" below for a discussion of such rights.

     Rights of Dissenting Shareholders

     Pursuant to section 185 of the OBCA, a shareholder of the Corporation who objects to the Continuance Resolution is entitled to dissent and, if the Continuance becomes effective, be paid by the Corporation the fair value of his or her shares. A summary of the provisions of section 185 of the OBCA is set out below and the text of such section is set out in full as Schedule "B" to this Circular. Notwithstanding the following summary, it is strongly recommended that a shareholder obtain legal advice if he or she wishes to invoke his or her right of dissent. Failure to comply strictly with the procedure set out in section 185 of the OBCA may result in the loss of all dissenters' rights.

     A shareholder may dissent only with respect to all of the common shares of the Corporation held by the shareholder on behalf of any one beneficial owner and registered in the shareholder's name. Accordingly, a shareholder is not entitled to dissent with respect to any common shares of the Corporation beneficially owned by one owner if the shareholder votes any of such shares in favour of the Continuance Resolution.

     In order to dissent, a shareholder must send to the Corporation at or before the Meeting a written objection (an "Objection Notice") to the Continuance Resolution. A vote against the Continuance Resolution or an abstention does not constitute such a written objection, but a shareholder need not vote his shares against the Continuance Resolution in order to object. Within ten days after the Continuance Resolution is approved, the Corporation must send to each shareholder who has filed an Objection Notice a notice stating that the Continuance Resolution has been adopted (the "Corporation Notice"). A Corporation Notice is not required to be sent to any shareholder who voted for the Continuance Resolution or who has withdrawn his Objection Notice.

     Within 20 days after receipt of the Corporation Notice or, if no Corporation Notice is received by the dissenting shareholder within 20 days after the shareholder learns that the Continuance Resolution has been adopted, the dissenting shareholder is required to send to the Corporation a written notice containing the shareholder's name and address, the number of shares in respect of which the shareholder dissents and a demand for payment of the fair value of such shares (the "Demand for Payment"). Within 30 days thereafter, the


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                                       7


dissenting shareholder must send the share certificates representing such shares to the Corporation or to the Corporation's transfer agent. Such share certificates will be endorsed by the Corporation or its transfer agent with a notice that the holder is a dissenting shareholder and will be returned to the dissenting shareholder. A dissenting shareholder who fails to forward his share certificates within the time required loses any right to make a claim for payment of the fair value of his shares.

     On sending the Demand for Payment to the Corporation, a dissenting shareholder ceases to have any rights as a shareholder in respect of the shares in respect of which the shareholder dissents other than the right to be paid the fair value of his or her shares except where (a) the dissenting shareholder withdraws the Demand for Payment before the Corporation sends an Offer to Purchase as described below, (b) the Corporation fails to properly make an Offer to Purchase as described below and the dissenting shareholder withdraws the Demand for Payment, or (c) the directors abandon the Continuance, in which case the dissenting shareholder's rights as a shareholder are reinstated as of the date he or she sent the Demand for Payment.

     Not later than seven days after the later of the date on which the Continuance is effective or the date the Corporation received the Demand for Payment, the Corporation will send to each dissenting shareholder a written offer (the "Offer to Purchase") to pay for his or her shares in an amount considered by the directors of the Corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined. Every Offer to Purchase shall be on the same terms.

     Dissenting shareholders who accept the Offer to Purchase will be paid within ten days after the Corporation receives notice of such acceptance. The Offer to Purchase lapses if the Corporation does not receive an acceptance within 30 days after the date on which the Offer to Purchase was made.

     If the Corporation fails to make the Offer to Purchase, or the dissenting shareholder fails to accept the Offer to Purchase, the Corporation may, within 50 days after the Continuance is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares. If the Corporation fails to make such an application, a dissenting shareholder has the right to apply for the same purpose within a further period of 20 days or within such further period as the court may allow. All the dissenting shareholders who have sent to the Corporation the Demand for Payment and have not accepted the Offer to Purchase, if such an offer was made, will be joined as parties to the application and will be bound by the decision of the court. On the application, the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court will fix a fair value for the shares of all dissenting shareholders.

     A shareholder who complies with each of the steps required to dissent effectively is entitled to be paid by the Corporation the fair value of the shares in respect of which the shareholder dissents determined as of the close of business on the day before the Continuance Resolution is adopted.

     All notices to the Corporation pursuant to section 185 of the OBCA should be addressed to the President of the Corporation at Suite 7070, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E3.

                       STATEMENT OF EXECUTIVE COMPENSATION

     Ontario securities law requires that a "Statement of Executive Compensation" in accordance with Form 40 to the Regulation to the Securities Act (Ontario) ("Form 40") be included in this Circular. Form 40 prescribes the disclosure requirements in respect of the compensation of the executive officers and directors of reporting issuers. The following addresses the applicable items identified in Form 40.

Summary Compensation Table
--------------------------

     The following table (which is presented in accordance with Form 40) sets forth certain information with respect to the named individuals for the financial years ended December 31, 2003, December 31, 2002 and December 31, 2001.

                                                                                   Long Term
                                                             Annual Compensation  Compensation
                                                             -------------------  ------------

                                                               Other Annual     Shares under       All other
     Name                  Year        Salary        Bonus     Compensation   Options Granted     Compensation
------------------         ----        ------        -----     ------------   ---------------     ------------

William R. Wilson          2003          Nil          Nil         $14,256(2)       10,000              Nil
                           2002          Nil          Nil         $10,286(2)         Nil               Nil
                           2001(1)       Nil          Nil         $12,028(2)       50,000              Nil

Arnold T. Kondrat(3)       2003       $154,548        Nil             Nil         121,000              Nil
                           2002        $30,526     $107,016           Nil         123,000              Nil
                           2001        $30,998        Nil             Nil         250,000              Nil

Bernard R. van Rooyen      2001(4)       Nil          Nil             Nil          50,000              Nil

----------

(1) Mr. Wilson was Chief Executive Officer and President of the Corporation from January 16, 2001 to January 13, 2004.

(2)  Represents management fees paid by the Corporation to Mr. Wilson.

(3) Mr. Kondrat is Executive Vice President of the Corporation and also became Chief Executive Officer and President of the Corporation on January 13, 2004.

(4) Mr. van Rooyen was Chairman of the Board, Chief Executive Officer and President of the Corporation until January 16, 2001.

Long-Term Incentive Plan Awards
-------------------------------

     The Corporation did not have a long-term incentive plan within the meaning of Form 40 (the definition of "long-term incentive plan" contained in Form 40 expressly excludes a stock option plan) during the financial year ended December 31, 2003.

Stock Options
-------------

     The following table (which is presented in accordance with Form 40) sets forth certain information with respect to stock options of the Corporation granted to Mr. Wilson and Mr. Kondrat during the financial year ended December 31, 2003.

                                                                                 Market Value
                                        % of Total                                 of Shares
                                         Options                                  Underlying
                      Shares Under       Granted         Exercise Price         Options on the      Expiration
Name                  Options Granted    in 2002           (per share)         Date of Grant(1)         Date
----                  ---------------    -------           -----------         ----------------         ----

William R. Wilson         10,000           2.33%             Cdn$4.00              Cdn$4.00         Oct. 16, 2008

Arnold T. Kondrat        121,000          28.24%             Cdn$4.00              Cdn$4.00         Oct. 16, 2008

----------

(1) The market value figure identified in this column of the table is the last closing sale price per share of the common shares of the Corporation prior to the date the stock options were granted, as reported by the TSX Venture Exchange.

     No stock options of the Corporation were exercised by either Mr. Wilson or Mr. Kondrat during the financial year ended December 31, 2003. The following table (which is presented in accordance with Form 40) sets forth the value of all outstanding stock options of the Corporation held by such individuals as at December 31, 2003.

                     Number of              Value of Unexercised
                 Unexercised Options            in-the-Money
Name              at Dec. 31, 2003        Options at Dec. 31, 2003
----              ----------------        ------------------------

William R. Wilson  Exercisable - 52,500         Cdn$254,000 (exercisable)
                  Unexercisable - 7,500

Arnold T. Kondrat  Exercisable - 403,250        Cdn$1,888,800 (exercisable)
                  Unexercisable - 90,750       Cdn$145,200 (unexercisable)

Stock Option Repricings
-----------------------

     The Corporation did not during the financial year ended December 31, 2003 reprice downward any stock options.

Defined Benefit or Actuarial Plan Disclosure
--------------------------------------------

     The Corporation does not have a defined benefit or actuarial plan.

Employment Contracts
--------------------

     Other than as set out in the next paragraph, there is no (a) employment contract between the Corporation or any of its subsidiaries and either Mr. Wilson or Mr. Kondrat (such individuals shall be referred to in this section as the "Named Executive Officers"), or (b) compensatory plan or arrangement with respect to a Named Executive Officer which results or will result from the resignation, retirement or any other termination of a Named Executive Officer's employment with the Corporation and its subsidiaries or from a change of control of the Corporation or any subsidiary of the Corporation or a change in a Named Executive Officer's responsibilities following a change of control.

     The Corporation and Mr. Kondrat have entered into an employment contract (the "Agreement") which sets out the terms upon which Mr. Kondrat performs the services of Executive Vice President of the Corporation. Under the Agreement, Mr. Kondrat is paid a salary of Cdn$18,000 per month. The Corporation may terminate the Agreement at any time (a) for "just cause" (as defined in the Agreement) without notice and without any payment in lieu of notice, or (b) without cause or notice provided the Corporation pays Mr. Kondrat an amount equal to six months salary in lieu of notice.

Composition of the Compensation Committee
-----------------------------------------

     The board of directors of the Corporation (the "Board") does not have a compensation committee such that the Board itself performs the functions of a compensation committee. The members of the Board during the financial year ended December 31, 2003 were Mr. Wilson (who was also Chief Executive Officer and President of the Corporation until January 13, 2004), Mr. Kondrat (who is also Executive Vice President of the Corporation and also became Chief Executive Officer and President of the Corporation on January 13, 2004), Bernard R. van Rooyen (who was formerly Chairman of the Board, Chief Executive Officer and President of the Corporation), Richard J. Lachcik and Geoffrey G. Farr (who is also Secretary of the Corporation). Mr. Wilson resigned as a director of the Corporation on January 13, 2004 and Peter N. Cowley was appointed a director of the Corporation on January 13, 2004.

     The Corporation's only executive officers during the financial year ended December 31, 2003 were Mr. Wilson and Mr. Kondrat. Mr. Kondrat is also an executive officer and a director of each of Nevada Bob's International Inc. and BRC Development Corporation and Mr. Wilson also serves as a director of each of these companies.

Report on Executive Compensation
--------------------------------

     Annual Compensation.  As set out under "Statement of Executive Compensation
- Summary Compensation Table", the Corporation during the financial year ended December 31, 2003 paid to the Corporation's two executive officers, Mr. Wilson and Mr. Kondrat, compensation of, respectively, $14,256 (paid as management fees) and $154,548 (paid as a salary).

     Stock Options. The Corporation has a stock option plan (the "Plan"). The principal purposes of the Plan are (a) to retain and attract qualified directors, officers, employees and service providers which the Corporation and its subsidiaries require, (b) to promote a proprietary interest in the Corporation and its subsidiaries, and (c) to provide an incentive element in compensation. Stock options are awarded from time to time under the Plan by the Board. In determining the number of stock options to be granted to an executive officer, the Board takes into account the respective responsibilities and contributions to the Corporation of the executive, the executive's ability and experience, the number of common shares of the Corporation available for stock options, the number of stock options already held by the executive (if any) and the benefits of providing management with a personal interest in maximizing shareholder value. During the financial year ended December 31, 2003, 121,000 stock options were granted under the Plan by the Board to Mr. Kondrat and 10,000 stock options were granted to Mr. Wilson (see "Statement of Executive Compensation - Stock Options").

     Report submitted by the Board:

     Arnold T. Kondrat
     Bernard R. van Rooyen
     Richard J. Lachcik
     Geoffrey G. Farr
     Peter N. Cowley
     John A. Clarke

Performance Graph
-----------------

     The following graph compares the five year cumulative shareholder return for Cdn$100 invested in common shares of the Corporation on December 31, 1998 with the cumulative total return of the S&P/TSX Composite Index (formerly the TSE 300 Composite Index) and the TSX Gold and Precious Minerals Index (both of which assume dividend reinvestment).


            Cumulative Value of Cdn$100 Invested on December 31, 1998
                                [GRAPHIC OMITTED]


Compensation of Directors
-------------------------

     No directors of the Corporation were compensated by the Corporation during the financial year ended December 31, 2003 for their services in their capacity as directors or for services as consultants or experts. During the financial year ended December 31, 2003, the Corporation incurred legal expenses of $72,913 to Macleod Dixon LLP, which acts as counsel to the Corporation. Richard J. Lachcik and Geoffrey G. Farr, directors of the Corporation, are partners of Macleod Dixon LLP.

                     INDEBTEDNESS OF DIRECTORS AND OFFICERS

     Other than as set out in the table below, no director or officer of the Corporation (or proposed director in the case of Mr. Village) or associate of any such director or officer is, or at any time since the beginning of the Corporation's financial year ended December 31, 2003 has been, indebted to the Corporation or any of its subsidiaries. As of the date of this Circular, the outstanding aggregate indebtedness to the Corporation and all of its subsidiaries of all current and former officers, directors and employees of the Corporation and its subsidiaries was $50,595.

                                                        Largest Amount
      Name and Position                               Outstanding During            Amount
  with the Corporation and      Involvement of          Financial Year          Outstanding as at
 Municipality of Residence    the Corporation(1)     Ended Dec. 31, 2003          Feb. 9, 2004
 -------------------------    ------------------     -------------------          -------------

BRC Development                    Lender                 $526,442                   $254,628
  Corporation(2)
Toronto, Ontario

Nevada Bob's                       Lender                 $376,502                      Nil
  International Inc.(3)
Toronto, Ontario

Donat K. Madilo                    Lender                  $26,930                      Nil
Treasurer
Mississauga, Ontario

----------

(1) The indebtedness set out in the above table is (or was in the case of indebtedness that has now been repaid) unsecured, non-interest bearing and repayable upon demand.

(2) BRC Development Corporation ("BRC") is an associate of Mr. Arnold T. (who is a senior officer Kondrat and a director of the Corporation) given that Mr. Kondrat beneficially owns more than 10% of the outstanding common shares of BRC. BRC and the Corporation previously shared office space and personnel and, as a result, both companies had certain common expenses such as rent. BRC's current indebtedness as set out in the last column of the above table represents the aggregate of various payments made over the years by the Corporation on behalf of BRC to pay BRC's share of such common expenses. This arrangement with respect to the sharing of office space and personnel was terminated effective December 31, 2003.

(3) Nevada Bob's International Inc. ("NBOB") is an associate of Mr. Kondrat given that he beneficially owns more than 10% of the outstanding common shares of NBOB. NBOB and the Corporation previously shared office space and personnel and, as a result, both companies had certain common expenses such as rent. NBOB's indebtedness set out in the above table represented the aggregate of various payments made over the years by the Corporation on behalf of NBOB to pay NBOB's share of such common expenses. This arrangement with respect to the sharing of office space and personnel was terminated effective December 31, 2003.

                  INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

     No insider of the Corporation, as defined in the Securities Act (Ontario),(1) or associate or affiliate of such insider has any material interest in any transaction completed since the commencement of the Corporation's financial year ended December 31, 2003 or in any proposed transaction which has materially affected or will materially affect the Corporation or any of its subsidiaries.

----------

(1) The definition of "insider" contained in the Securities Act (Ontario) includes every director or senior officer of the Corporation, every director or senior officer of a company that is itself an insider or subsidiary of the Corporation and any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over, more than 10% of the outstanding common shares of the Corporation.

                               DIRECTORS' APPROVAL

     The contents and the sending of this Circular to the shareholders of the Corporation have been approved by the board of directors of the Corporation. Unless otherwise indicated, information contained in this Circular is given as of February 9, 2004.

     DATED at Toronto, Ontario this 9th day of February, 2004.

                                                   BY ORDER OF THE BOARD

                                                   (signed)

                                                   Arnold T. Kondrat
                                                   President

                                  SCHEDULE "A"

                        Special Resolution re Continuance


     WHEREAS Banro Corporation (the "Corporation") is currently governed by the Ontario Business Corporations Act (the "OBCA");

     AND WHEREAS it is considered to be in the best interests of the Corporation that it be continued under the Canada Business Corporations Act (the "CBCA") pursuant to section 181 of the OBCA and section 187 of the CBCA;

     NOW THEREFORE BE IT RESOLVED THAT:

1. the continuance of the Corporation under the CBCA is hereby authorized and approved;

2. the Corporation is hereby authorized to make application to the Director under the OBCA, pursuant to section 181 of the OBCA, for authorization to continue under the CBCA;

3. the Corporation is hereby authorized to make application to the Director under the CBCA, pursuant to section 187 of the CBCA, for a certificate of continuance continuing the Corporation under the CBCA;

4. the articles of continuance forming part of the said application for continuance shall be substantially in the form annexed hereto and, upon the issuance of a certificate of continuance continuing the Corporation under the CBCA, the articles of the Corporation shall be replaced in their entirety by the said articles of continuance;

5. the directors of the Corporation are hereby authorized to abandon the application for continuance of the Corporation under the CBCA at any time without further approval of the shareholders of the Corporation; and

6. any one director or officer of the Corporation is hereby authorized to execute (whether under the corporate seal of the Corporation or otherwise) and deliver all such documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable in connection with such continuance (including, without limitation, the execution and delivery of such articles of continuance), the execution of any such document or the doing of any such other act or thing by any one director or officer of the Corporation being conclusive evidence of such determination.

[GRAPHIC OMITTED]
Industry Canada

                                    FORM 11
                            ARTICLES OF CONTINUANCE
                                 (SECTION 187)
--------------------------------------------------------------------------------

1 - Name of the corporation

    BANRO CORPORATION

--------------------------------------------------------------------------------
2 - The province or territory in Canada where the registered office is to be situated

    Province of Ontario

--------------------------------------------------------------------------------
3 - The classes and the maximum number of shares that the corporation is authorized to issue

    See attached Schedule "I" which is incorporated into and forms part of this Form 11.

--------------------------------------------------------------------------------
4 - Restrictions, if any, on share transfers

    None

--------------------------------------------------------------------------------
5 - Number (or minimum and maximum number) of directors

    A minimum of three (3) and a maximum of twenty (20).

--------------------------------------------------------------------------------
6 - Restrictions, if any, on business the corporation may carry on

    There are no restrictions on the business the corporation may carry on or on the powers the corporation may exercise.

--------------------------------------------------------------------------------
7 -  (1) If change of name effected, previous name

     Not applicable.

     (2) Details of incorporation

     The corporation was incorporated under the Canada Business Corporations Act on May 3, 1994 by articles of incorporation. The corporation was continued under the Ontario Business Corporations Act by articles of continuance effective on October 24, 1996.

--------------------------------------------------------------------------------
8 - Other provisions, if any

     The directors of the corporation may, between annual meetings of shareholders of the corporation, appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders of the corporation, provided that the total number of additional directors so appointed may not exceed one-third of the number of directors elected at the previous annual meeting of shareholders of the corporation.

================================================================================
Date                        Signature                Capacity of
March     , 2004                                     Director
================================================================================
FOR DEPARTMENTAL USE ONLY                            Filed
Corporation No.
================================================================================

                THIS IS SCHEDULE "I" REFERRED TO IN THE FOREGOING
        ARTICLES OF CONTINUANCE OF BANRO CORPORATION (the "Corporation")


3. THE CLASSES AND THE MAXIMUM NUMBER OF SHARES THAT THE CORPORATION IS AUTHORIZED TO ISSUE

     The authorized share capital of the Corporation shall consist of an unlimited number of common shares ("Common Shares") and an unlimited number of preference shares, issuable in series ("Preference Shares").

     (a) The Common Shares of the Corporation shall have attached thereto the following rights, privileges, restrictions and conditions:

     (A)  Dividends

     (i) Subject to the prior rights of the holders of the Preference Shares and to any other shares ranking senior to the Common Shares with respect to priority in the payment of dividends, the holders of the Common Shares shall be entitled to receive dividends and the Corporation shall pay dividends thereon, as and when declared by the board of directors of the Corporation, out of moneys properly applicable to the payment of dividends, in such amount and in such form as the board of directors may from time to time determine and all dividends which the directors may declare on the Common Shares shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding.

     (B)  Dissolution

     (i) In the event of the dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, subject to the prior rights of the holders of the Preference Shares and to any other shares ranking senior to the Common Shares with respect to priority in the distribution of assets upon dissolution, liquidation or winding-up, the holders of the Common Shares shall be entitled to receive the remaining property and assets of the Corporation.

     (C)  Voting  Rights

     (i) The holders of the Common Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and shall have one (1) vote for each Common Share held at all meetings of the shareholders of the Corporation, except for meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series.

     (b) The Preference Shares of the Corporation shall as a class have attached thereto the following rights, privileges, restrictions and conditions:

     (A)  Directors' Authority to Issue One or More Series

     (i) The board of directors of the Corporation may issue the Preference Shares at any time and from time to time in one or more series. Before the first shares of a particular series are issued, the board of directors of the Corporation shall fix the number of shares in such series and shall determine, subject to the limitations out in the articles, the set designation, rights, privileges, restrictions and conditions to attach to the shares of such series including, without limiting the generality of the foregoing, the rate or rates, amount or method or methods of calculation of preferential dividends, whether cumulative or non-cumulative or partially cumulative, and whether such rate(s), amount or method(s) of calculation shall be subject to change or adjustment in the future, the currency or currencies of payment, the date or dates and place or places of payment thereof and the date or dates from which such preferential dividends shall accrue, the redemption price and terms and conditions of redemption (if any), the rights of retraction (if any), and the prices and other terms and conditions of any rights of retraction and whether any additional rights of retraction may be vested in such holders in the future, voting rights and conversion or exchange rights (if any) and any sinking fund, purchase fund or other provisions attaching thereto. Before the issue of the first shares of a series, the board of directors of the Corporation shall send to the Director (as defined in the Canada Business Corporations Act) articles of amendment in the prescribed form containing a description of such series including the designation, rights, privileges, restrictions and conditions determined by the directors.

     (B)  Ranking of Preference Shares

     (i) No rights, privileges, restrictions or conditions attaching to a series of Preference Shares shall confer upon a series a priority in respect of dividends or return of capital in the event of the liquidation, dissolution or winding-up of the Corporation over any other series of Preference Shares. The Preference Shares of each series shall rank on a parity with the Preference Shares of every other series with respect to priority in the payment of dividends and the return of capital and the distribution of assets of the Corporation in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

     (ii) The Preference Shares shall be entitled to priority over the Common Shares of the Corporation and over any other shares of any other class of the Corporation ranking junior to the Preference Shares with respect to priority in the payment of dividends and the return of capital and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

     (iii)If any amount of cumulative dividends, whether or not declared, or declared non-cumulative dividends or amount payable on a return of capital in the event of the liquidation, dissolution or winding-up of the Corporation in respect of series a of Preference Shares is not paid in full, the Preference Shares of all series shall participate rateably in respect of all accumulated cumulative dividends, whether or not declared, and all declared non-cumulative dividends in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of amounts payable on return of capital in the event of the liquidation, dissolution or winding-up of the Corporation in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Preference Shares with respect to amounts payable on return of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends.

     (iv) The Preference Shares of any series may also be given such other preferences not inconsistent with the provisions hereof over the Common Shares and over any other shares of the Corporation ranking junior to the Preference Shares as may be determined in the case of such series of Preference Shares.

     (v) In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of each series of Preference Shares shall, before any amount shall be paid to or any property or assets of the Corporation distributed among the holders of the Common Shares or any other shares of the Corporation ranking junior to the Preference Shares, be entitled to receive (i) an amount equal to the stated capital attributed to each series of Preference Shares, respectively, together with, in the case of a series of Preference Shares entitled to cumulative dividends thereon, all unpaid accumulated cumulative dividends, whether or not declared (which for such purpose shall be calculated as if such cumulative dividends were accruing from day to day for the period from the expiration of the last period for which such cumulative dividends were paid up to but excluding the date of distribution) and, in the case of a series of Preference Shares entitled to non-cumulative dividends, all declared and unpaid non-cumulative dividends thereon, and (ii) if such liquidation, dissolution, winding-up or distribution shall be voluntary, an additional amount, if any, equal to any premium which would have been payable on the redemption of any series of Preference Shares had they been called for redemption by the Corporation effective the date of distribution and, if any series of Preference Shares could not be redeemed on such date, then an additional amount equal to the greatest premium, if any, which would have been payable on the redemption of any other series of Preference Shares.

     (C)  Restrictions on Dividends and Redemptions, etc.

     (i) Except with the approval of all the holders of the Preference Shares, no dividends shall at any time be declared or paid or set apart for payment on the Common Shares or any other shares of the Corporation ranking junior to the Preference Shares unless all dividends up to and including the dividend payable for the last completed period for which such dividends shall be payable on each series of Preference Shares then issued and outstanding shall have been declared and paid or set apart for payment at the date of such declaration or payment or setting apart for payment on the Common Shares or such other shares of the Corporation ranking junior to the Preference Shares; nor shall the Corporation call for redemption, redeem, purchase for cancellation, acquire for value or reduce or otherwise pay off any of the Preference Shares (less than the total amount then outstanding) or any Common Shares or any other shares of the Corporation ranking junior to the Preference Shares unless and until all dividends up to and including the dividends payable for the last completed period for which such dividends shall be payable on each series of Preference Shares then issued and outstanding shall have been declared and paid or set apart for payment at the date of such call for redemption, purchase, acquisition, reduction or other payment.

     (D)  Voting Rights

     (i) Except as hereinafter referred to or as otherwise provided by law or in accordance with any voting rights which may from time to time be attached to any series of Preference Shares, the holders of the Preference Shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation.

     (E)  Specific Matters Requiring Approval

     (i) The approval of the holders of the Preference Shares, given in the manner described in section F(i) below, shall be required for the creation of any new shares ranking prior to or on a parity with the Preference Shares, and if, but only so long as, any cumulative dividends are in arrears or any declared non-cumulative dividends are unpaid on any outstanding series of Preference Shares, for the issuance of any additional series of Preference Shares or of any shares ranking prior to or on a parity with the Preference Shares.

     (ii) The provisions of clauses A(i) to F(i) inclusive may be deleted, amended, modified or varied in whole or in part by a certificate of amendment issued by the Director (as defined in the Canada Business Corporations Act), but only with the prior approval of the holders of the Preference Shares given as hereinafter specified in addition to any other approval required by the Canada Business Corporations Act or any other statutory provisions of like or similar effect, from time to time in force.

     (F)  Approval of the Holders of the Preference Shares

     (i) The approval of the holders of the Preference Shares with respect to any and all matters hereinbefore referred to may be given by at least two thirds of the votes cast at a meeting of the holders of the Preference Shares duly called for that purpose and held upon at least 21 days' notice at which the holders of a majority of the outstanding Preference Shares are present or represented by proxy. If at any such meeting the holders of a majority of the outstanding Preference Shares are not present or represented by proxy within one half-hour after the time appointed for such meeting, then the meeting shall be adjourned to such date being not less than 30 days later and to such time and place as may be appointed by the chairman and not less than 21 days' notice shall be given of such adjourned meeting. At such adjourned meeting the holders of the Preference Shares present or represented by proxy may transact the business for which the meeting was originally called and a resolution passed thereat by not less than two-thirds of the votes cast at such adjourned meeting shall constitute the approval of the holders of the Preference Shares referred to above. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those from time to time prescribed by the Canada Business Corporations Act and the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at every such meeting or adjourned meeting every holder of Preference Shares shall be entitled to one (1) vote in respect of each Preference Share held.

                                  SCHEDULE "B"

             Section 185 of the Business Corporations Act (Ontario)
             ------------------------------------------------------


Rights of dissenting shareholders

185. (1) Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a) amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation; (b) amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise; (c) amalgamate with another corporation under sections 175 and 176; (d) be continued under the laws of another jurisdiction under section 181; or (e) sell, lease or exchange all or substantially all its property under subsection 184 (3), a holder of shares of any class or series entitled to vote on the resolution may dissent.

Idem
----

(2) If a corporation resolves to amend its articles in a manner referred to in subsection 170 (1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in, (a) clause 170 (1) (a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or (b) subsection 170 (5) or (6).

Exception
---------

(3) A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment, (a) amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or (b) deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986.

Shareholder's right to be paid fair value
-----------------------------------------

(4) In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.

No partial dissent
------------------

(5) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection
---------

(6) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or
(2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent.

Idem
----

(7) The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).

Notice of adoption of resolution
--------------------------------

(8) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection.

Idem
----

(9) A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.

Demand for payment of fair value
--------------------------------

(10) A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing, (a) the shareholder's name and address; (b) the number and class of shares in respect of which the shareholder dissents; and (c) a demand for payment of the fair value of such shares.

Certificates to be sent in
--------------------------

(11) Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Idem
----

(12) A dissenting shareholder who fails to comply with subsections (6), (10) and
(11) has no right to make a claim under this section.

Endorsement on certificate
--------------------------

(13) A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.

Rights of dissenting shareholder
--------------------------------

(14) On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a) the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15); (b) the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or (c) the directors revoke a resolution to amend the articles under subsection

168 (3), terminate an amalgamation agreement under subsection 176 (5) or an application for continuance under subsection 181 (5), or abandon a sale, lease or exchange under subsection 184 (8), in which case the dissenting shareholder's rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee.

Offer to pay
------------

(15) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice, (a) a written offer to pay for the dissenting shareholder's shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or (b) if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Idem
----

(16) Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.

Idem
----

(17) Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Application to court to fix fair value
--------------------------------------

(18) Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.

Idem
----

(19) If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.

Idem
----

(20) A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).

Costs
-----

(21) If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.

Notice to shareholders
----------------------

(22) Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given, (a) has sent to the corporation the notice referred to in subsection (10); and (b) has not accepted an offer made by the corporation under subsection (15), if such an offer was made, of the date, place and consequences of the application and of the dissenting shareholder's right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.

Parties joined
--------------

(23) All dissenting  shareholders  who satisfy the conditions set out in clauses
(22) (a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.

Idem
----

(24) Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.

Appraisers
----------

(25) The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order
-----------

(26) The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22) (a) and (b).

Interest
--------

(27) The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Where corporation unable to pay
-------------------------------

(28) Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Idem
----

(29) Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may, (a) withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder's full rights are reinstated; or (b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Idem
----

(30) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that, (a) the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or (b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

Court order
-----------

(31) Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission.

Commission may appear
---------------------

(32) The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation.